Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

July 3, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

H. Roger Schwall, Assistant Director

Re:                             Lehigh Gas Partners LP

Registration Statement on Form S-1
Submitted May 11, 2012
File No. 333-181370

Dear Mr. Schwall:

Set forth below are the responses of Lehigh Gas Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 12, 2012 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on May 11, 2012, File No. 333-181370 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 1, and Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement. In addition, supplemental materials in response to certain Comments are being provided separately, for which confidential treatment pursuant to Rule 83 has been requested.

Each response is prefaced by the exact text of the Staff’s corresponding Comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Form S-l

General

1.                                      We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including any material contracts,

and supply the partnership agreement which is to be included as appendix A.  Please remember to allow enough time to respond to all such staff comments.  Also please provide updated information regarding the status of your NYSE listing application and details regarding the new credit facility, once available, and promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, including details regarding the organizational structure which appears in text and graphics at pages 10-11.

Response:  We acknowledge that the Staff needs sufficient time to review all exhibits before we request effectiveness of the Registration Statement.  We have filed Exhibits 10.2, 10.3, 10.4, 10.5, 10.6 and 23.1 with Amendment No. 1 and we will file all other exhibits and Appendix A as soon as possible to allow the Staff sufficient time to review.

We have applied to list our common units on the New York Stock Exchange (“NYSE”) and have updated the Registration Statement accordingly.  Please see the cover page and pages 16, 43 and 203.  The NYSE is currently reviewing our listing application, and we undertake to provide updated disclosure regarding the status of our listing application with each amendment to the Registration Statement.

We undertake to provide in future amendments to the Registration Statement all material information other than information we are entitled to omit pursuant to Rule 430A.

Prospectus Cover Page

2.                                      Please refer to the risk factor disclosure at page 37 under “The board of directors of our general partner may modify or revoke our cash distribution policy….”  Insofar as the referenced policy may be changed at any time in the board’s discretion, explain to us why you believe it is appropriate to refer to “the minimum quarterly distribution” you describe in the first bullet point and elsewhere.

Response:  As discussed with Sirimal Mukerjee, Staff Attorney, on June 27, 2012, and as disclosed in the Registration Statement, it is our intent to make minimum quarterly distributions in cash on each common unit and subordinated unit to the extent we have sufficient cash available for distribution from operations after establishment of cash reserves and payment of fees and expenses (“Cash Distribution Policy”). We believe that it is appropriate to refer to the minimum quarterly distribution in the first bullet point and elsewhere in this Registration Statement because the minimum quarterly distribution represents the minimum amount (the “Minimum Quarterly Distribution”) that is required to be distributed on each common unit before any distributions to the subordinated units can be made.  While the board of directors of our general partner, may modify or revoke our Cash Distribution Policy, the amount of the Minimum Quarterly Distribution cannot be amended without the consent of the holders of a majority of our limited partner interests.

To the extent that we do not make distributions on each common unit equal to the Minimum Quarterly Distribution, arrearages will accrue on each common unit to the extent of such shortfall.  Subordinated units are not entitled to any arrearages.  As disclosed in the Registration Statement, our general partner has a duty to manage our partnership in a manner it believes is in our best interests.  Accordingly, the board of directors of our general partner may determine that circumstances require a quarterly distribution in an amount less than the Minimum Quarterly Distribution and arrearages would accrue on the common units to the extent of any such shortfall. We do not believe that disclosing this possibility to potential investors renders the term “minimum quarterly distribution” to be misleading.

In addition, the subordination period, which must lapse before the subordinated units are automatically converted into common units, does not lapse until distributions have been made to all of our unitholders in an amount greater than or equal to the Minimum Quarterly Distribution for each of three consecutive, non-overlapping, four quarter periods.

For the foregoing reasons, we believe that it is appropriate to refer to the term “minimum quarterly distribution” in the Registration Statement.

3.                                      If you continue to refer to a “minimum” distribution, revise to explain the basis for the terminology and advise us where the pertinent provisions may be found in the partnership agreement, which has not yet been filed or subject to staff review.  In that regard, we note that you state at page 57 under “Our Cash Distribution Policy” that it is your “intent” to distribute the referenced “minimum quarterly” amount.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the cover page for our revision of the Registration Statement and please refer to our response to the Staff’s Comment No. 2 above for our reasoning for continuing to refer to the “minimum quarterly distribution.”  We undertake to provide the partnership agreement in a future amendment to the Registration Statement, at which time we will refer the Staff to the provisions in the partnership agreement pertaining to the minimum quarterly distribution.

4.                                      Include as a new first or second bullet point on the cover page new disclosure which makes clear that the board’s discretionary authority to end the cash distributions at any time could result in no such distributions ever being paid, regardless of the amount of cash available for that purpose.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the cover page.

5.                                      Similarly, we note also your statement at page 1 that “Our primary business objective is to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions.”  Please revise that statement as appropriate if necessary.

Response:  As discussed with Mr. Mukerjee, on June 27, 2012, we acknowledge and have taken into consideration the Staff’s Comment.  We do not believe, however, it is necessary to change our primary business objective.  While, as the Staff notes in Comment No. 2 above, we may revoke our cash distribution policy at any time, it remains our primary business objective to make quarterly cash distributions and, over time, to increase our quarterly cash distributions.  The stated primary business objective will be, and is expected to remain, our primary business objective at the time of the offering.

6.                                      We note the disclosure at page 14 regarding your inability to have made any payments on the subordinated units.  Please include a new bulleted risk factor here and elsewhere in your document which states explicitly that you had a shortfall over the corresponding pro forma period that would have prevented you from paying the “minimum” quarterly distribution on all units as a whole, including subordinated units.  Specify how many of the previous four quarters would have experienced such a deficiency.  We note the related disclosure in which you characterize the deficiency as your ability to pay a certain specified percentage.  Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor at page 24 to make clear the extent of the deficiency in each quarter.  We may have additional comments once you provide the particulars.

Response:  We acknowledge the Staff’s Comment and would like to bring to the Staff’s attention a change in our conclusion regarding our ability to satisfy the minimum quarterly distribution on our subordinated units.  As the contribution transaction and pro forma financial information have been further refined, we have determined that we would have had, on a pro forma basis, cash available for distribution for the year ended December 31, 2011 and the twelve months ended March 31, 2012 sufficient to pay the minimum quarterly distribution on all of our common units and subordinated units for those periods. Accordingly, we have (i) deleted the risk factor on page 24 of the Registration Statement titled “For the year ended December 31, 2011 we would not have had, on a pro forma basis, sufficient cash available for distribution to pay the full minimum quarterly distribution on our common units or any distributions on our subordinated units,” (ii) not included a new bulleted risk factor on the cover page or elsewhere in Amendment No. 1, and (iii) made other changes to the Registration Statement to reflect this change.

We have considered the Staff’s request to provide a table that indicates what our quarterly distributions would have been for each of the most recent four fiscal quarters. For the reasons discussed below, we believe that including a backcast that reflects, on a pro forma basis, cash available for distribution for the prior four quarters as a whole (and any excess or shortfall in cash available for distribution necessary to pay the minimum quarterly distribution), as opposed to a quarter-by-quarter backcast that shows what our quarterly distributions would have been in each quarter, is the most appropriate presentation of our pro forma cash available for distribution.

As a private company, our predecessor was not required to prepare quarterly financial information for all periods and we have not prepared quarterly financial information for all periods.  Accordingly, we have not used quarter-by-quarter financial information to determine if we would have generated cash available for distribution sufficient to pay the minimum quarterly distribution for each quarter during those periods. Rather, we have based our determination whether we would have generated sufficient cash available for distribution to pay the minimum quarterly distribution for each quarter during the applicable period based on financial information for the entire four quarter period. As a result, we are unable to provide the pro forma distribution amounts on a quarter-by-quarter basis.

We have included in Amendment No. 1 our pro forma cash available for distribution for the year ended December 31, 2011, as well as our pro forma cash available for distribution for the twelve months ended March 31, 2012. Please see disclosure starting on page 59, under the heading, “Cash Distribution Policy and Restrictions on Distributions and Cash Available for Distribution—Unaudited Pro Forma Cash Available for Distribution.” We believe this information will provide investors with meaningful information with respect to our ability to pay the minimum quarterly distribution for the prior four-quarter period. However, it would be very difficult for us to predict the distributions we would have paid for each quarter in the year ended December 31, 2011 or the twelve months ended March 31, 2012. It would require us to make precise assumptions regarding our quarterly cash available for distribution that we believe would be beyond our ability to make with a level of detail, certainty and reasonableness appropriate for a financial backcast. We believe we would not be able to assume with reasonable certainty on a quarterly and pro forma basis, the effect of working capital payments and capital expenditures. We believe that a presentation of the aggregate minimum quarterly distribution available over a four-quarter period is more meaningful to our investors. Accordingly, we have included a backcast that reflects cash available for distribution for the prior four quarters as a whole rather than on a quarter-by-quarter basis.

Summary, page 1

7.                                      We note your statement at page 1 that “[m]arket and industry data and other statistical data used throughout this prospectus are based on independent industry publications, government publications and other published reports.”  At pages 5 and 6, you refer to you and your senior management team’s “proven track record.”  Please provide us with copies of the source material for the statistics (such as your ranking as a “top ten independent distributor by volume”) and to support the “proven track record” assertions if you retain them.  To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus.  Advise us whether you commissioned any of the cited sources, and if so, explain why you have not identified the sources and filed appropriate consents as exhibits.

Response:  We have supplementally provided copies of the source materials that were relied upon for the statistics cited in the Registration Statement, marked to highlight the sections relied upon and cross-referenced to the appropriate location in the Registration

Statement.  We are not affiliated with any third-party source and did not commission any of the reports relied upon in the prospectus.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 18

General

8.                                      Wherever practicable in your charts, please separate predecessor and successor financial periods, audited and unaudited financial periods, and pro forma and historical financial information with heavy black vertical lines.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 3, 19, 20, 21, 54, 83, 84, 85, 91, 113, 114, 117 and 120.

9.                                      Please separate the data where appropriate on pages 21 and 84 to add headers to clarify that the 2009 balance sheet data of the predecessor is “unaudited.”

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 20 and 84.

Use of Proceeds, page 54

10.                               We note that the proceeds from the offering will be used to reduce amounts borrowed under the new credit facility.  Please revise your disclosure to state whether you have plans to draw down on the new facility on or shortly after the completion of the offering.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement to clarify that the new facility will be drawn upon at the completion of the offering in order to repay in full the amounts outstanding under the existing credit agreement.  Please see pages 11 and 53.

11.                               You present pro forma information for the year ended December 31, 2011.  Advise us whether you intend to provide updated disclosure in that regard and if not, whether presenting a different period would have yielded different results.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement to present pro forma information as of March 31, 2012.

Cash Distribution Policy and Restrictions on Distributions, page 57

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution, page 60

12.                               We note that you have provided projected information for the twelve months ending September 30, 2013.  As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis.  For example, you could expand the table on pages 62-63 to show distributions by quarter.  We believe that the timing and amount of expected distributions are important considerations for investors, and that information demonstrating the ability to make planned distributions is necessary for investors to make an informed investment decision.  This information is typically presented in the form of projections prepared for periods that correspond to the periods for which distributions will be made.  As you intend to make quarterly distributions, we believe that projections prepared on a quarterly basis would be appropriate.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see disclosure starting on page 62, under the heading, “Estimated Cash Available for Distribution.”

Significant Forecast Assumptions, page 63

13.                               We note your statement that the assumptions disclosed are not “all-inclusive.”  Please revise your disclosure to include all material assumptions relating to your forecast.  Also make clear that any assumptions not discussed were not deemed to be material.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 63.

14.                               We note that you have provided line items to adjust cash available for distribution for maintenance capital expenditures and expansion capital expenditures.  However, your disclosure on page 66 appears to be limited to a discussion of maintenance capital expenditures.  Please revise your disclosure in this regard.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 65.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Results of Operations, page 89

15.                               Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues in each period.  For example, quantify not simply the extent to which motor fuel prices and volume changed but the actual impact on your revenues for the fiscal year ended December 31, 2011 — i.e., the dollar change attributed to each of the two components.  In addition, please provide an analysis of the changes in costs of revenues for each period for which financial statements are provided in your filing.  Refer to Item 303(a)(3) of Regulation S-K.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see disclosure starting on page 92, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Liquidity and Capital Resources, page 95

16.                               Please expand your disclosure to provide an expanded discussion and analysis of your liquidity focusing on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes.  Your revised disclosure should provide additional information regarding the material sources and uses of cash in each period.  For additional guidance, refer to SEC Release No. 33-8350.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see disclosure starting on pages 98 and 99, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Management, page 125

Directors, Executive Officers and Key Members of Management, page 126

17.                               We note your statement at page 129 that your executive officers intend to devote as much time to the management of your business as is necessary.  Please revise the sketches to quantify for each executive officer the estimated percentage of professional time each intends to devote to your business.  We note your statement at page 130 that your named executive officers will devote a significant amount of their time to LGC’s business.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly. As discussed with Mr. Mukerjee, on June 27, 2012, we have disclosed that we expect that our executive officers will initially devote a majority of their time to our business.  We note, however, that instead of disclosing this information in each of the sketches for the executive officers we have revised the language under the heading, “Management—Management of Lehigh Gas Partners LP,” that specifically addresses how we expect our executive officers to allocate their time between managing our business and affairs and the business and affairs of Lehigh Gas Corporation (“LGC”).  Accordingly, we believe that adding similar language to each of the sketches is not necessary and is not the type of disclosure that is typically presented in sketches. Please see pages 130 and 136.

In addition, and in light of the Staff’s Comment, we believe that the percentage of time that Mr. Miller is expected to devote to LGC may not be “significant” and we have revised the Registration Statement accordingly.  Please see pages 130 and 136.

18.                               Item 401(e) of Regulation S-K requires a brief description of each individual’s principal occupations and employment during the past five years, as well as a brief explanation as to responsibility undertaken in prior positions if the officer or key member has been employed by the registrant (or in this case, the general partner) for fewer than five years.  Please revise the sketches as appropriate, including those which reference only current positions held without specifying when service began in that capacity.  Examples of sketches requiring revision include those you provide for Mr. De Sena, Ms. Derstine, Mr. Miller, Ms. Topper, and Mr. Reilly.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see disclosure starting on page 131, under the heading, “Management—Directors, Executive Officers and Key Members of Management.”

Security Ownership of Certain Beneficial Owners and Management page 135

19.                               Please revise to indicate by footnote that Joseph V. Topper, Jr. and John B. Reilly, III own LGC and that, at the closing of the proposed offering, LGC will own all of the membership interests in Lehigh Gas GP LLC.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 141.

The Partnership Agreement page 152

20.                               In light of several pending lawsuits challenging the validity of choice of forum provisions in companies’ organizational documents, please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 161.

Financial Statements

Unaudited Pro Forma Combined Financial Statements, page F-2

21.                               You state on pages 19 and 83 that you have excluded from your pro forma financial statements marginally performing assets, retail motor fuel assets and operations, environmental reserves and other miscellaneous assets and liabilities associated with the sites that are being contributed.  With regard to each material item excluded, please quantify for us the amount excluded and tell us why you believe it is appropriate to exclude the item.

Response:  We acknowledge the Staff’s Comment.  Reference is made to our letter to Leslie Overton, Associate Chief Accountant, dated December 13, 2011 (the “Pre-Clearance Letter”), setting forth our proposal, and our analysis and conclusions supporting our proposal, regarding the financial statements to be included in the Registration Statement.  We incorporate herein our analysis in the Pre-Clearance Letter and, as more fully discussed under the heading “Marginally Performing Assets and Environmental Indemnification Assets and Environmental Liabilities” below, supplement certain information set forth therein.

As an initial matter, and in light of the Staff’s Comment, we have clarified the pro forma adjustment referenced in this Comment as follows: “the exclusion of marginally performing assets, retail motor fuel assets and operations, environmental indemnification assets and other miscellaneous assets that are not being contributed to the partnership and environmental liabilities and other miscellaneous liabilities that will not be the responsibility of the partnership.”  We have determined that “other miscellaneous assets that are not being contributed to the partnership and other miscellaneous liabilities that will not be the responsibility of the partnership” are not material. In addition, we have determined that the retail motor fuel assets that are being excluded are not material. The other miscellaneous assets and liabilities and the retail motor fuel assets, collectively, represent approximately 1.5% of the assets, 1% of the revenues and 3% of the operating income of the Selected Lehigh Gas Entities.

Marginally Performing Assets and Environmental Indemnification Assets and Environmental Liabilities

As discussed with Ms. Overton on June 20, 2012, we would like to bring to the Staff’s attention certain changes to the information presented in the Pre-Clearance Letter.  As we noted was possible in the Pre-Clearance Letter, and as the contribution transaction has been further refined, the assets and liabilities that we anticipate will be contributed to the Partnership have changed.  These changes, however, have not altered our analysis or conclusions regarding the appropriate financial statements to present in the Registration Statement.

In the Pre-Clearance Letter, we represented to the Staff that the assets of the Selected Lehigh Gas Entities that were not anticipated to be contributed to the Partnership represented, in the aggregate, 10% of the assets, 5% of the revenues and 6% of the operating income of the Selected Lehigh Gas Entities.  After further refining the contribution transaction, we believe that the assets that are not anticipated to be contributed to the Partnership represent, in the aggregate, approximately 22% of the assets, 9% of the revenues and 7% of the operating income of the Selected Lehigh Gas Entities, as of December 31, 2011.

The differences in the percentages set forth in the Pre-Clearance Letter are primarily driven by two factors: (1) we have determined that an additional 13 sites (50 in the Pre-Clearance Letter) will not be contributed to the Partnership; and (2) we have determined that the environmental indemnification assets (the “Environmental Assets”) will not be contributed to the Partnership and, as described below, the liabilities associated with the Environmental Assets (the “Environmental Liabilities”) will not be the responsibility of the Partnership.  As of December 31, 2011, the Environmental Assets represented 10% of the assets of the Selected Lehigh Gas Entities and do not generate any revenues or operating income for the Selected Lehigh Gas Entities.  As of December 31, 2011,

(1)  As noted in the Pre-Clearance Letter, transactions by the Selected Lehigh Gas Entities in the ordinary course of business and changes in the ordinary course of the Selected Lehigh Gas Entities’ business may impact decisions as to what assets, liabilities and operations are ultimately contributed to the Partnership and change the information presented herein. We do not expect that any changes in the information presented herein will be significant.

the 63 sites represented 12% of the assets, 9% of the revenues and 7% of the operating income of the Selected Lehigh Gas Entities.  As of December 31, 2011, the net amount of the Environmental Assets and Environmental Liabilities (a liability of approximately $3 million) represented only 1% of the Partnership’s assets (approximately $269.6 million).

Marginally Performing Assets

With respect to the exclusion of the additional 13 sites, our revised plan has not altered our analysis or conclusions set forth in the Pre-Clearance Letter.  As with the original 50 sites, these additional 13 sites that are being excluded do not fit the strategic and geographic plans of the Partnership.  We believe that including these sites in the historical combined financial statements, and reflecting that these sites are not being contributed to the Partnership by making pro forma adjustments, represents the most relevant financial information and presentation thereof for prospective investors because such presentation will enable prospective investors to evaluate the overall performance of the management team that will be managing the Partnership’s business, including its management of sites that have underperformed and will not be contributed to the Partnership.  Carving out the sites from the historical combined financial statements would not provide prospective investors with a complete view of management’s performance in managing the business of the Selected Lehigh Gas Entities over the period covered by such financial statements and could potentially be misleading.

Environmental Indemnification Assets and Environmental Liabilities

With respect to the Environmental Assets and Environmental Liabilities, our revised plan has not altered our analysis or conclusions set forth in the Pre-Clearance Letter.  We determined that it was in the best interests of the Partnership that the Environmental Liabilities remain the responsibility of LGC, the owner of the Partnership’s general partner and the entity that will retain the Environmental Assets, and that the Environmental Assets remain with LGC to facilitate the efficient remediation of the Environment Liabilities.  In this regard, pursuant to the terms of the omnibus agreement, LGC will be required to indemnify the Partnership for the Environmental Liabilities.

We believe that including the Environmental Assets and Environmental Liabilities in the historical combined financial statements, and reflecting that these assets are not being contributed, and the liabilities are not the responsibility of, the Partnership by presenting pro forma adjustments, represents the most relevant financial information and presentation thereof for prospective investors.  This presentation will enable prospective investors to evaluate the Environmental Assets and Environmental Liabilities that are not being contributed to, or the responsibility of, the Partnership and their impact on the historical operating results of the Selected Lehigh Gas Entities.  In this regard, the historical combined financial statements will provide prospective investors with information on the nature of the Environmental Assets and Environmental Liabilities, particularly the nature of the Environmental Assets that are available to LGC to satisfy any indemnification obligations to the Partnership relating to the Environmental Liabilities.

Financial Statements of Lehigh Gas Entities (Predecessor)

General

22.                               Please be mindful of your need to update the financial statements for each entity.  Refer to Rule 3-12 of Regulation S-X.  In addition, with each amendment to your filing, please monitor the need to provide updated auditors’ consents with regard to each entity pursuant to Item 601(23) of Regulation S-K.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.

Combined Statements of Operations, page F-8

23.                               Please explain to us why you believe that up-front fees paid by operators and dealers are appropriately classified in “Other income, net.”  As part of your response, please describe the nature of these fees.

Response:  We acknowledge the Staff’s Comment.  In connection with our review of the Staff’s Comment, we identified a misstatement in the historical combined financial statements of the Selected Lehigh Gas Entities (Predecessor Entity) for the years ended December 31, 2010 and 2011.  Based upon a quantitative and qualitative analysis, as more fully discussed below, we believe the effect of the misstatement is not material to the historical combined financial statements for the years ended December 31, 2010 or 2011 and it is our conclusion, which we respectfully submit to the Staff, that it is not necessary to restate the historical combined financial statements for the years ended December 31, 2010 and 2011.

During the year ended December 31, 2010, the Predecessor Entity received approximately $2.2 million in certain specified upfront payments from certain lessees in conjunction with the execution of various lease agreements at various sites. The Predecessor Entity recognized the entire $2.2 million as other income during the year ended December 31, 2010. Based upon further consideration and analysis, and in accordance with Financial Accounting Standards Board (“FASB”) ASC 840, we believe these upfront fees should have been initially deferred and recognized as rent income on a straight-line basis over the term of the respective lease agreements. The misstatement resulted in understating by approximately $2.0 million the net loss for the year ended December 31, 2010, understating by $0.3 million the net income for the year ended December 31, 2011, and understating by $0.08 million net income for the three months ended March 31, 2012. As stated above, we believe, based upon a quantitative and qualitative analysis, the effect of the misstatement is not material and it is not necessary to restate the historical combined financial statements for the years ended December 31, 2010 and 2011 or to adjust the financial statements for the three months ended March 31, 2012.

The primary components of our quantitative and qualitative analysis are as follows:

1.             Although we had approximately $1.2 billion in total revenues for the year ended December 31, 2010, our results of operations included net loss of approximately $3.0 million (we also had approximately $3.7 million of income from continuing operations) and were essentially at breakeven operations, so the quantitative measure on either income from continuing operations or net loss, which is a typical benchmark, would be larger from a quantitative perspective than if we were not operating at a break-even level.  However, the quantitative impact of the misstatement on the individual financial statement line items of total revenues, rent income, and operating income is only 0.01%, 1.43% and 1.19%, respectively. These combined financial statement line items are considered to be more important measures for potential investors as we have stated the proceeds from the offering will be used to, among other uses, pay down debt, and these individual financial statement line items are not impacted by interest expense. The quantitative impact on the individual financial statement line item of 2010 other income, net, was approximately 53.8% and the impact on net loss was 68.6%, but as indicated above, the break-even nature of the results of operations for the year ended December 31, 2010 contributes to these large percentages. Using the rollover method, the impact on all affected statement of operations line items for the year ended December 31, 2011 was less than 4.0%.  The impact on all affected statement of operations line items for the three months ended March 31, 2012 was less than 3.0% on all measures, except operating loss.  The impact of the misstatement on operating loss for the three months ended March 31, 2012 was 11.8%, this relatively large percentage is primarily due to the near break-even operating loss for the period. From a balance sheet perspective, the quantitative impact on total assets and total liabilities was 0.008% and 0.007%, respectively, at December 31, 2010, and 0.006% and 0.006%, respectively, at December 31, 2011, and 0.006% and 0.005%, respectively, at March 31, 2012.

2.             The potential investors in a master limited partnership, while focused on results of operations, will be equally focused on distributable cash flow, which is derived from EBITDA.  We acknowledge while this is a non-GAAP financial measure, it will form the basis for the pricing of the units to be offered to investors. The quantitative impact of the misstatement on this financial measure was 7.1% for the year ended December 31, 2010, and 0.9% for the year ended December 31, 2011, and 1.9% for the three months ended March 31, 2012.

3.             There was no impact on cash flow from operations for either of the years ended December 2011 or 2010 or for the three months ended March 31, 2012.

4.             As set forth in the Pre-Clearance Letter, we have agreed upon the use of pro forma adjustments in order to depict the contribution transaction and establishment of the Partnership and the pro forma results of operations, which will include adding wholesale motor fuel revenue and margin and lease income relating to planned transactions with LGO. As noted above, we will not be making pro forma adjustments to the financial statements as of and for the period ended December 31, 2010, which is the year with the largest quantitative impact, but rather the pro forma adjustments will be applied to the financial statements as of and for the year ended December 31, 2011, which is the year in which the quantitative impact to all financial statement measures was less than 4.0%, and the financial statements as of and for the three months ended March 31, 2012, for which the impact on all impacted statement of operations line items was less than 3.0%, except operating loss, for which the impact was 11.8%.

5.             The misstatements do not have an impact on the trend in earnings or EBITDA for the years ended December 31, 2010 or 2011 or for the three months ended March 31, 2012.

6.             In accordance with Staff Accounting Bulletin No. 108, we have quantified the impact of this misstatement using both the rollover and iron curtain methods. As discussed herein, we have considered the totality of the information with respect to the financial information included in the filing, including the historical combined financial statements, the use of pro forma adjustments and the nature of the overall transactions, along with the impact of all quantitative and qualitative aspects of the misstatement for all periods presented. While we have concluded the prior year financial statements were not materially misstated and, as such, a restatement of previously issued financial statements is not necessary, we acknowledge the misstatement must be corrected. Further, we note SAB-108 indicates correcting prior financial statements for immaterial errors could be made in subsequent filings. In this regard, we have concluded the misstatement will be corrected as part of the contribution transaction to the Partnership by the recording of the appropriate deferred rent income on the balance sheet (at the date of the contribution transaction). As we have indicated above, the misstatement is expected to impact the liabilities to be contributed to the Partnership by immaterial amounts. Additionally, the pro forma combined balance sheet adjustments as of March 31, 2012 include the correction of this immaterial misstatement. We have disclosed in the notes to the pro forma financial statements, the nature of the error, the fact we have considered the error immaterial to previously issued financial statements, and how it will be corrected as part of the contribution transaction.

24.                              Please explain to us how you determine and distinguish asset disposals for which a gain or loss is recognized in operating income versus those recognized as discontinued operations.  In this regard, we note that disclosure on page F-18 indicates that a sold location is accounted for as a discontinued operation.  However, disclosure at the bottom of page 93 indicates that the gain on the sale of certain sites was recognized within continuing operations.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page F-20.  We classify locations as discontinued when operations and cash flows will be eliminated from the ongoing operations and we will not retain any significant continuing involvement in the operations after the respective sale transaction. As part of certain sale transactions, we may continue to distribute motor fuels on a wholesale basis as part of an ongoing supply contract to a site we sell. In addition, we have the right to monitor and, if necessary, impose conditions on the operations of a site we sell to ensure that the purchaser is complying with the terms and conditions of the franchise agreement covering such site.  Accordingly, we have the ability to exert significant influence over the sites sold and thus we have significant continuing involvement and are not deemed to meet the discontinued operations criteria set forth under FASB ASC 205.  Any gain or losses upon sale of such sites are recognized within our results from continuing operations.

25.                               We note that one of your subsidiaries, Lehigh Gas Wholesale Services, Inc., is subject to U.S.  federal, state and local tax on its taxable income.  Please explain to us why income tax due on the earnings of this entity is not reflected as income tax expense in the Statements of Operations.  Additionally, please tell us whether you plan to make a pro forma adjustment for income tax expense associated with this entity.

Response:  As Lehigh Gas Wholesale Services, Inc. (“LGW”), a subsidiary of the Partnership that will be taxed as a corporation for U.S. federal, state and local income tax purposes, does not have any operations, it has no historical operating results and, thus, has no income tax expense corresponding to earnings during any historical period. Accordingly, no income tax expense of LGW is reflected as income tax expense in the historical statements of operations of the Selected Lehigh Gas Entities. The pro forma financial statements will include a pro forma adjustment to reflect any U.S. federal, state and local income taxes on LGW’s taxable income.

Notes to the Combined Financial Statements

Note 1 — Organization and Basis of Presentation, page F-11

26.                               We note that your financial statements exclude the historical operating activities of Lehigh Gas - Ohio, LLC.  However, we also note your disclosure stating that the wholesale distribution business of this entity will be contributed to you in connection with this offering.  Please tell us how your financial statements reflect the historical operations of the entities that will comprise the continuing operations of Lehigh Gas Partners LP.

Response:  The historical combined financial statements presented in the Registration Statement exclude the wholesale distribution of motor fuels by LGO.  As set forth in the Pre-Clearance Letter, the wholesale distribution business of LGO consists of the wholesale distribution of motor fuels for two sites that both, individually and in the aggregate, are immaterial to the historical financial positions and operations of the entities that will comprise the continuing operations of the Partnership.  During our evaluation of the materiality of LGO’s wholesale distribution of motor fuels, we considered quantitative factors such as gallons sold, revenues from motor fuel sales, costs of sales from motor fuels, and net income.  The two sites represent, in the aggregate, less than 1% of gallons sold, revenues from motor fuel sales, cost of sales from motor fuels, and net income for the year ended December 31, 2011.  We also considered qualitative factors such as forecasting and pro-forma adjustments from the historical predecessor entity to the continuing operations of the Partnership.

Note 2 — Summary of Significant Accounting Policies, page F-12

General

27.                               Please tell us about the attribution model used to allocate costs incurred on your behalf by Lehigh Gas Corporation and provide disclosure to the extent applicable.  Refer to SAB Topic 1B1.

Response:  The historical combined financial statements reflect all costs of doing business.  LGC charges a management fee to its affiliates as a form of reimbursement for payroll related expenses and insurance premiums.  Management fees are allocated to wholesale affiliated entities based upon percentages of time each employee of LGC is expected to spend in addressing each affiliated entity’s operational requirements. The estimated percentages of time are reviewed periodically by management and adjusted if and when applicable.  For retail affiliates, the management fee is based on actual gallons of fuel sold.  Insurance premiums are allocated to affiliated entities based upon the estimated percentages of time discussed above and upon the nature of sites within each affiliate.

The management fee and allocation of insurance premiums are representations of what the payroll and insurance expenses would have been to each affiliate, on a stand-alone basis, as if the affiliate entities had operated as unaffiliated entities.

Segment Reporting, page F-13

28.                               Please explain to us why you believe that your sale of motor fuels and the leasing of real estate do not represent two separate operating segments.  We note that your Combined Statements of Operations appear to indicate that discrete revenue and cost information for these two revenue streams is prepared and used to prepare your financial statements.  Please provide us with a detailed analysis supporting your determination that you operate in only one operating segments in accordance with FASB ASC 280-10-50.  As part of your response:

•                                          Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

•                                          Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended December 31, 2011;

•                                          Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

•                                          Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

Response:  We acknowledge the Staff’s Comment.  Per FASB ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (iii) its discrete financial information is available. We have identified the Selected Lehigh Gas Entities’ CEO as the CODM and he has the authority to make all decisions for the organization.  The CODM regularly reviews these revenue streams and results of operations in the aggregate when making decisions about resource allocation and to assess the performance of the Selected Lehigh Gas Entities.  For example, the CODM analyzes the expected rental income streams in determining the targeted profit margin for motor fuel sales.  The overall profitability of Selected Lehigh Gas Entities sites, as determined by the CODM, is dependent upon the both rental income, sales of motor fuels and operating expenses.  The CODM reviews the combined performance of those revenue streams to determine future growth and profitability of current operations as well as potential sites to be acquired.  Although we can separate revenue streams between rental income and sales of motor fuels, the operating expenses, associated with such revenue streams, including selling, general and administrative expenses, are not separable from these revenue streams and thus discrete financial information is not available on a separate basis for the sale of motor fuels and the leasing of real estate.  Additionally, balance sheet items are not allocated on a revenue-type basis.  The board of directors of the Selected Lehigh Gas Entities reviewed the financial position and results from operations of the Selected Lehigh Gas Entities on a combined basis as set forth in the historical combined financial statements included in the Registration Statement.  Finally, rental income presents less than 3% of our total revenues. As a result of these factors noted above, we consider the Selected Lehigh Gas Entities to be a single operating segment.

In addition, we have attached an example of the reports and financial information used by the CODM for resource allocation and performance assessments of the Selected Lehigh Gas Entities and we have attached copies of the requested organization chart.

Property and Equipment page F-15

29.                               We note that your policy disclosure states, “Gains or losses on the disposition of property and equipment are generally recorded in the period incurred for sales that are recognized.”  Please clarify your disclosure to explain when you recognize gains and losses in a period other than the period in which a sale is recognized.  Refer to FASB ASC 360-10-35-40 and 360-10-40-5.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement to remove the word “generally” from the policy disclosure noted above.  Please see pages 105 and F-44.

Note 16 — Environmental Liabilities, page F-41

30.                               Please tell us how you considered providing disclosure regarding the estimated time frame for realization of environmental indemnification assets.  Refer to FASB ASC 410- 30-50-10b.  With your response, please tell us how your expectations regarding the timing of collection impacted your conclusion to record environmental indemnification assets for amounts that will not be realized within the near term.

Response:  We acknowledge the Staff’s comment.  Per FASB ASC 410-30-50-10b, entities are encouraged, but not required, to disclose the estimated time frame for realization of recognized probable recoveries, if realization is not expected in the near term.  In estimating the time frame for realization of environmental indemnification assets, we considered factors such as (i) the balances in the third-party escrow accounts, (ii) our historical collectability from insurance providers and state programs, (iii) our compliance with insurance policies and state fund regulations to qualify for indemnification and (iv) based on our third-party environmental matter experts and their continuing dialogues with various states, the solvency, creditworthiness, and ability to pay of state programs. Generally, the realization of our environmental indemnification assets from state funds, third-party escrows and insurance coverage are within one year from the date we submit our request.

Note 18 — Commitments and Contingencies, page F-43

Legal Actions, page F-45

31.                               Please add disclosure here to clarify whether legal actions are expected to have a material adverse effect on your liquidity position.  Additionally, please disclose the amount that has been accrued and the range of reasonably possible loss for unrecognized contingencies, or explain to us why you do not believe this disclosure is required.  Refer to FASB ASC 450-20-50.  Finally, please clarify elsewhere in your filing whether you (Lehigh Gas Partners LP) will assume liability for actions or are at risk for being responsible for actions that existed prior to the consummation of the transactions described in your filing.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  We are unaware of any material litigation, reasonably possible litigation, or other contingencies whereby an accrual or disclosure for such contingencies is required and, therefore, we have not accrued any material amounts and thus believe that we are not required to make any disclosures related to contingencies. Please see pages F-29 and F-73.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Mark L. Miller of Lehigh Gas GP LLC at (610) 625-8039, Richard A. Silfen of Duane Morris, LLP at (215) 979-1225 or Chad J. Rubin of the same firm at (215) 979-1204.

Sincerely,

Lehigh Gas Partners LP

By: Lehigh Gas GP LLC
its General Partner

		By:	/s/ Mark L. Miller
Mark L. Miller
Chief Financial Officer

cc:	Sandra Eisen (SEC)
Ethan Horowitz (SEC)
Sirimal R. Mukerjee (SEC)
Timothy S. Levenberg (SEC)
Brad Skinner (SEC)
Joseph V. Topper, Jr. (Lehigh Gas GP LLC)
Alan P. Baden (Vinson & Elkins L.L.P.)
Brenda K. Lenahan (Vinson & Elkins L.L.P.)
Richard A. Silfen (Duane Morris LLP)
Chad J. Rubin (Duane Morris LLP)